UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 23 May 2024, London UK

Statement: Zantac (ranitidine) litigation - Valadez and Williams cases

●        Jury in Valadez case in Illinois state court finds GSK not liable for plaintiff's colorectal cancer
●        Verdict is consistent with scientific consensus that there is no consistent or reliable evidence that ranitidine increases the risk of any cancer
●         GSK will continue to vigorously defend itself against all other claims
●         Next Zantac trial (Williams) due to start in Illinois dismissed

GSK plc (LSE/NYSE: GSK) welcomes today's jury verdict in the Valadez case in Illinois state court finding in GSK's favour in the first Zantac case to go to trial. This outcome is consistent with the scientific consensus that there is no consistent or reliable evidence that ranitidine increases the risk of any cancer, supported by 16 epidemiological studies looking at human data regarding the use of ranitidine. GSK will continue to vigorously defend itself against all other claims.

Prior to this verdict, the court rejected the Plaintiff's ability to request punitive damages.

Separately, the company welcomed the recent court ruling dismissing the next Zantac trial (Williams) that was due to start on 23 May 2024. In the Williams case, the Illinois state court dismissed the case before trial on the basis that GSK was not the brand manufacturer of over-the-counter Zantac at the time the Plaintiff allegedly used it and should not be liable for any subsequent over-the-counter Zantac use.

About GSK

GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q1 Results for 2024.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: May 24, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc